November 19, 2014
VIA EDGAR AND HAND DELIVERY

Ms. Tia L. Jenkins
Senior Assistant Chief Accountant
Office of Beverages, Apparel, and Mining
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	Coeur Mining, Inc.
Form 10-K for the Year Ended December 31, 2013
Filed February 26, 2014
File No. 001-08641
Dear Ms. Jenkins:
On behalf of Coeur Mining, Inc. (the “Company”), this letter responds to your letter, dated November 6, 2014 (the “Comment Letter”), regarding the above-referenced Annual Report on Form 10‑K for the year ended December 31, 2013 (the “Annual Report”), filed with the Securities and Exchange Commission (the “Commission”) on February 26, 2014. Each comment of the Staff of the Division of Corporation Finance of the Commission (the “Staff”) is set forth below, followed by the corresponding response. For ease of reference, the headings and numbered paragraphs below correspond to the headings and numbered comments in the Comment Letter. Each response of the Company is set forth in ordinary type beneath the corresponding comment of the Staff appearing in bold type.

Form 10-K for the Year Ended December 31, 2013

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 31

Critical Accounting Policies and Developments - Impairments, page 33

1.
We note your disclosure under Note 4 that you recorded an impairment charge of $773 million to mining properties in 2013. Considering your impairment charges and significant decline in your realized silver and gold prices during the periods reported, to enhance investor’s understanding regarding your recent impairment testing of long lived assets, please confirm that you will disclose the following in future filings:

Coeur Mining, Inc. | 104 S. Michigan Ave., Suite 900 | Chicago, Illinois 60603 | t: 312-489-5843 | f: 312-489-5897 | www.coeur.com

•
the amount of long-lived assets (mineral interests and property, plant and equipment) allocated to each of the asset groups that are at risk of impairment and the percentage by which fair value exceeded carrying value as of the date of the most recent test;

•	a description of the methods and key assumptions used and how the key assumptions were determined;

•	a discussion of the degree of uncertainty associated with the key assumptions in as specific a manner as practicable;

•	the factors that affect variability in the pricing assumptions; and,

•	a description of potential events and/or changes in circumstances that could reasonably be expected to negatively affect the key assumptions.
Please provide us with a draft of your proposed disclosures. Refer to FR-72, which can be found on our website at: http://www.sec.gov/rules/interp/33-8350.htm.

At December 31, 2013, the Company identified impairment triggering events at its Palmarejo and Kensington mines. The triggering events identified were sustained and continued operating losses combined with results of the revised life-of-mine plans for those two mines. The Company did not identify any additional triggering events nor has the Company recorded any goodwill associated with its mining properties or other assets, and therefore, in accordance with FASB ASC 360, the Company did not conduct further impairment testing. The Company confirms it will enhance its Critical Accounting Policies and Developments - Impairments discussion in future filings to include more specific detail related to key assumptions used in impairment testing and related risk and uncertainties associated with those key assumptions. An example of the disclosure that would have been included in the Annual Report is as follows:

Impairments
We review and evaluate our long-lived assets for impairment when events or changes in circumstances indicate that the related carrying amounts may not be recoverable. Asset impairment is considered to exist if the total estimated undiscounted pre-tax future cash flows are less than the carrying amount of the asset. In estimating future cash flows, assets are grouped at the lowest level for which there is identifiable cash flows that are largely independent of future cash flows from other asset groups. An impairment loss is measured and recorded based on discounted estimated future cash flows. Future cash flows are estimated based on estimated quantities of recoverable minerals, expected silver and gold prices (considering current and historical prices, trends and related factors), production levels, operating costs, capital requirements and reclamation costs, all based on life-of-mine plans. The significant assumptions used in determining future cash flows for each mine site asset group at December 31, 2013, apart from production cost and capitalized expenditure assumptions unique to each operation, included long-term silver and gold prices of $25 and $1,450 per ounce (consistent with the Company’s long-term reserve prices), respectively, a U.S. to Mexican Peso long-term exchange rate of 12.5, a U.S. to Bolivian Boliviano long-term exchange rate of 6.85 and discount rates ranging from 8.25% - 12.25% (to reflect project and country-specific risks). During 2013, 2012 and 2011, we recorded impairments of $773.0 million ($642.1 million impairment of the Palmarejo mine and a $130.7 million impairment of the Kensington mine), $5.8 million (Martha mine), and nil, respectively, to reduce the carrying value of mining properties and property, plant and equipment as part of Write-downs.

Existing proven and probable reserves and value beyond proven and probable reserves, including mineralization other than proven and probable reserves are included when determining the fair value of mine site asset groups at acquisition and, subsequently, in determining whether the assets are impaired. The term “recoverable minerals” refers to the estimated amount of silver and gold that will be obtained after taking into account losses during ore processing and treatment. Estimates of recoverable minerals from exploration stage mineral interests are risk adjusted based on management’s relative confidence in such materials. The ability to achieve the estimated quantities of recoverable minerals from exploration stage mineral interests involves further risks in addition to those risk factors applicable to mineral interests where proven and probable

Coeur Mining, Inc. | 104 S. Michigan Ave., Suite 900 | Chicago, Illinois 60603 | t: 312-489-5843 | f: 312-489-5897 | www.coeur.com

reserves have been identified, due to the lower level of confidence that the identified mineralized material could ultimately be mined economically. Assets classified as exploration potential have the highest level of risk that the carrying value of the asset can be ultimately realized, due to the still lower level of geological confidence and economic modeling.

Silver and gold prices are volatile and affected by many factors beyond the Company’s control, including prevailing interest rates and returns on other asset classes, expectations regarding inflation, speculation, currency values, governmental decisions regarding precious metals stockpiles, global and regional demand and production, political and economic conditions and other factors may affect the key assumptions used in the Company’s impairment testing. Various factors could impact our ability to achieve forecasted production levels from proven and probable reserves. Additionally, production, capital and reclamation costs could differ from the assumptions used in the cash flow models used to assess impairment. Actual results may vary from the Company’s estimates and result in additional Write-downs.
Liquidity and Capital Resources, page 40
Cash provided by operating activities, page 40

2.
We note significant changes in your cash flows from operating activities during the periods presented, for example, cash provided by operating activities decreased by $145 million and $158 million during 2012 and 2013, respectively. We note that you have provided a general discussion for the reasons for the change. However, your discussions did not clearly identify the specific quantitative effect of the underlying causal factors responsible for the change. To enhance an investor’s understanding, please confirm that in future filings you will include robust discussions describing and quantifying the specific effect of the significant drivers that contributed to the material changes in your operating cash flows. Please provide us with a draft of proposed disclosures to be included in future filings. Refer to Item 303 of Regulations S-K and SEC Release No. 33-8350 as it relates to liquidity and capital resources for further guidance.

The Company confirms it will provide a more robust discussion in future filings to quantify the specific effects of significant drivers to material changes in operating cash flows. An example of the disclosure that would have been included in the Annual Report is as follows:
Cash Provided by Operating Activities
Net cash provided by operating activities was $113.5 million, $271.6 million and $416.2 million for the years ended December 31, 2013, 2012 and 2011, respectively and were impacted by the following key factors:

	Year Ended December 31,
	2013	2012	2011
Silver equivalent ounces sold (excluding Kensington)	26,008,123	26,453,889	26,975,524
Average realized price per silver equivalent ounce	$22.96	$29.66	$32.25
Costs applicable to sales per silver equivalent ounce (1)	(13.81)	(13.89)	(11.78)
Operating margin per silver equivalent ounce	$9.15	$15.77	$20.47

Gold ounces sold (Kensington)	117,500	71,709	106,583
Average realized price per gold ounce	$1,266	$1,548	$1,418
Costs applicable to sales per gold ounce (1)	(890)	(1,214)	(950)
Operating margin per gold ounce	$376	$334	$468
(1) See Non-GAAP Performance Measures

Coeur Mining, Inc. | 104 S. Michigan Ave., Suite 900 | Chicago, Illinois 60603 | t: 312-489-5843 | f: 312-489-5897 | www.coeur.com

	Year Ended December 31,
(in thousands)	2013	2012	2011
Cash flow before changes in operating assets and liabilities	$149,848	$338,713	$454,380
Changes in operating assets and liabilities:
Receivables and other current assets	663	9,756	(21,950)
Prepaid expenses and other	(15,165)	2,489	(8,839)
Inventories	4,031	(48,305)	(30,408)
Accounts payable and accrued liabilities	(25,910)	(31,019)	22,990
CASH PROVIDED BY OPERATING ACTIVITIES	$113,467	$271,634	$416,173
Cash provided by operating activities decreased $158.2 million in 2013 compared to 2012 primarily due to lower average realized silver and gold prices and lower silver ounces sold, partially offset by higher gold ounces sold, lower costs applicable to sales per gold ounce and a smaller increase to working capital. 2013 metal sales were $207.3 million lower due to lower average realized prices, partially offset by $57.8 million due to higher sales volumes. Cash provided by operating activities decreased $144.6 million in 2012 compared to 2011 primarily due to a lower average realized silver price, lower silver and gold ounces sold, higher costs applicable to sales and a larger increase in working capital, partially offset by a higher average realized gold price. 2012 metal sales were $59.4 million lower due to lower average realized prices and $66.3 million lower due to lower sales volumes.
The Company’s financial position at December 31, 2013, and the expected operating cash flows over the next twelve months, lead management to believe that the Company’s liquid assets are sufficient to fund currently planned capital expenditures for existing operations and to discharge liabilities as they come due. Please refer to the “Looking Forward” section of this MD&A for a more detailed description of capital expenditures planned for 2014. The Company remains well-positioned to take advantage of strategic opportunities as they become available.
Overview of Mining Properties and Interests, page 3
Business Strategy and Competitive Strengths, page 8
Risk Factors, page 13 and 14
Argentina - Joaquin Mine, page 23 and 24
Looking Forward, page 32
Foreign Currency Contracts and Hedges, page 48
Note 10 - Acquisitions, page F-23

3. We note you refer to the Joaquin and the La Preciosa properties as development stage properties at the above locations and elsewhere in your filing. The terms development and production have very specific meanings within Industry Guide 7 (see www.sec.gov/about/forms/industryguides.pdf). These words/terms reference the development stage when preparing reserves for production, and the production stage when companies are engaged in commercial-scale, profit-oriented extraction of minerals. Since you do not disclose any reserves for these properties, as defined by Guide 7, please remove the terms develop, development or production throughout your document, and replace this terminology, as needed, with the terms such as explore or exploration.
The Company will remove in future filings the terms develop, development and production when referring to our Joaquin and La Preciosa projects and ensure all descriptive terms are in compliance with Industry Guide 7. The Company does not believe the use of these terms in prior filings would be material to readers of the Company’s financial statements.

Coeur Mining, Inc. | 104 S. Michigan Ave., Suite 900 | Chicago, Illinois 60603 | t: 312-489-5843 | f: 312-489-5897 | www.coeur.com

4. We note your royalty properties, Cerro Bayo, El Gallo/Magistral, and Zaruma are properties with reserves or mineralized materials that are not disclosed or updated in your filing. Please modify your filing and provide updated reserve/mineralized material estimates for all your royalty properties, ideally to coincide with your fiscal year end.
The Company is pursuing a larger footprint in the royalty business, as demonstrated by the December 2013 acquisition of Global Royalty Corporation and reporting Coeur Capital as a new reportable segment at December 31, 2013. The Coeur Capital segment includes the Company’s Endeavor silver stream and royalty properties. Coeur Capital’s revenues and expenses are predominantly from the Endeavor silver stream for which all relevant reserve and production data is disclosed in the Company’s filings. At December 31, 2013, royalty properties represented 1.9% of consolidated mining properties and 1.2% of consolidated assets. At June 30, 2014, royalty revenue represented 0.6% of the Company’s consolidated revenue. Given the limited nature of the Company’s royalty properties, management believes the general property description and disclosure of consolidated royalty revenue included in the Company’s filings to be appropriate from a quantitative and qualitative perspective. The Company will continue to review and enhance its disclosures when appropriate as Coeur Capital’s portfolio grows.

5. A portion of your revenues is dependent on the mine production that occurs at your royalty properties, but we note you do not report the silver or the funds received, nor do you report the tonnage and grade mined and/or processed at these respective properties, nor do you report the saleable metals on which your royalty revenues are based. Please revise your filing to include detailed production information, saleable metals, and revenues received for each of your royalty properties.
We respectfully refer the Staff to the Company’s response to Comment No. 4. Given the limited nature of the Company’s interest in royalty properties, management believes the revenue disclosures with respect to such properties to be appropriate from a quantitative and qualitative perspective.
Form 8-K filed June 23, 2014
Exhibit 99.1 - Press release dated June 23, 2014 Gold Stream Agreement with Franco-Nevada

6. You disclose that under the new gold stream agreement, the gold payable to Franco-Nevada would be recorded as a reduction in revenue rather than in costs applicable to sales. Please provide us with a summary analysis of the terms of the two agreements and your basis for the difference in recognition (reduction in revenue versus cost) and the specific accounting literature that supports your position.

The existing gold royalty agreement was the sale of an undivided mineral interest to a subsidiary of Franco-Nevada under which the Company received $75 million plus other consideration in exchange for 50% of the gold production from the Palmarejo mine complex, less a $400 per gold ounce cost contribution (indexed for 1% annual inflation beginning January 2013). The royalty agreement contained a defined minimum obligation of 400,000 gold ounces at a rate of 4,167 gold ounces per month commencing six months after the agreement was signed. The Company accounted for this agreement as a debt host with an embedded derivative in accordance with ASC 815 and the related implementation issue in ASC 815-15-55. As a result, the entire proceeds were established as a royalty obligation (the debt host) that is settled when payments (either in cash or refined gold) are made. Because the value to be delivered to Franco-Nevada varies with changes in gold prices, the Company

Coeur Mining, Inc. | 104 S. Michigan Ave., Suite 900 | Chicago, Illinois 60603 | t: 312-489-5843 | f: 312-489-5897 | www.coeur.com

determined the minimum 400,000 gold ounce obligation was effectively a notional amount and the potential change in fair value represented an embedded derivative. Accordingly, the Company has recorded mark-to-market adjustments for the estimated changes in fair value of the royalty obligation through its earnings each reporting period.

The terms of the new Gold Purchase and Sale Agreement (the “Gold Stream Agreement”) differ from the existing gold royalty agreement in several key ways, including:

1.	An explicit requirement that refined gold be purchased and sold, with no sale of an undivided mineral interest
2.No contractual minimum ounce delivery
3.No definitive term for “earning” the $22 million deposit
4.No cash settlement option; must deliver gold
5.Different Franco-Nevada entity as the counterparty

The Gold Stream Agreement requires the Company to sell and deliver to a subsidiary of Franco-Nevada 50% of the refined gold ounces produced from the Palmarejo complex after completion of the 400,000 ounce minimum ounce delivery under the existing royalty agreement for the lesser of $800 per ounce or the prevailing market price. The Company will receive a $22 million deposit in five quarterly payments beginning Q1 2015, which payments are expected to be complete before any sales under the Gold Stream Agreement (expected to be effective Q3 of 2016), subject to customary funding conditions including the Company advancing development of the Guadalupe deposit. If the spot price of an ounce of refined gold exceeds $800, the excess of the spot price over $800 will be treated as a “deposit reduction” until such time as the full $22 million deposit has been reduced to $0. The term of the Gold Stream Agreement is 40 years and will automatically be extended unless terminated by the counterparty (effectively the remaining mine life). Any remaining amount of the $22 million deposit, at the end of the term, will be returned by the Company.

There is no contractual interest charged on the deposit. Management considered whether an imputed interest rate should be used to calculate and record interest expense over the expected term of the advance noting that this transaction is outside the scope of ASC 835-30-15 because the advance does not require repayment in the future but rather will be applied to the purchase of future goods. ASC 932-835-25-2 provides further clarification regarding “Advances Satisfied by Delivery of Future Production” and states that “in certain transactions, pipeline entities make advances to encourage exploration. These advances are satisfied by delivery of future production, but there is a definite obligation to repay if the future production is insufficient to discharge the obligation by a definite date. The advance is covered by the exclusion in paragraph 835-30-15-3(b) even though there may be an obligation to repay should the future production prove insufficient to discharge the obligation.” As such, no imputed interest will be recognized and the Gold Stream Agreement will be treated as an advance and deferred obligation.

Accordingly, the Company intends to record the deposit under the Gold Stream Agreement as a deferred obligation and classify it as a long term liability on the Company’s Consolidated Balance Sheets. Upon commencement of deliveries under the Gold Stream Agreement, the obligation will be amortized into revenue on a units of production basis over expected life-of-mine gold deliveries as the earnings process associated with the advance is completed.

Coeur Mining, Inc. | 104 S. Michigan Ave., Suite 900 | Chicago, Illinois 60603 | t: 312-489-5843 | f: 312-489-5897 | www.coeur.com

Form 10-Q for the Quarter ended June 30, 2014
Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 31
Highlights - Three months ended June 30, 2014, page 31

7. We note your disclosure regarding your decision to defer development at La Preciosa. Please address the following:

•
Tell us whether you considered this decision or the results of the updated feasibility study to be a triggering event for assessing impairment at June 30, 2014 and explain the basis for your conclusion. Please refer to FASB ASC 360-10-35-21.

The Company reviews all long-lived assets for recoverability, whenever events or changes in circumstances indicate that carrying amounts may not be recoverable, in accordance with FASB ASC 360. The Company did not consider the results of the La Preciosa feasibility study or decision to defer development to be a triggering event for purposes of assessing impairment at June 30, 2014. As noted in the Company’s Form 10-Q, the project is a commercially minable deposit with 126 million silver ounces and 209,000 gold ounces in proven and probable reserves. While the feasibility study indicates the project would attain a 10% internal rate of return, the Company is pursuing additional drilling and metallurgical work that may further improve the project’s expected rate of return. The La Preciosa feasibility study concluded that a revised mine plan, higher grade mineralization and lower capital and operating costs would more than offset lower silver and gold price assumptions, indicating an improvement in the project’s expected economic returns compared to the preliminary economic assessment completed in June 2013.

•
Please expand your critical accounting policy disclosure in future filings to include your impairment assessment and triggering event considerations surrounding La Preciosa’s deferment decision. Considering the significant decline in your realized silver and gold prices, to the extent La Preciosa is considered to be at risk of impairment, disclose the results of impairment testing, methodology, significant estimates and underlying assumptions. Please provide us with a draft of proposed disclosures to be included in future filings.

The Company did not consider the La Preciosa project to be at risk of impairment at June 30, 2014. We respectfully refer the Staff to the Company’s response to Comment #1 above for proposed additional critical accounting policy disclosure.
*    *    *
The Company hereby acknowledges that: (i) the Company is responsible for the adequacy and accuracy of the disclosure in the filing; (ii) Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing and (iii) the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
We would be pleased to address any further Staff comments or questions related to the above matters. If the Staff wishes to discuss this letter at any time, please do not hesitate to contact Casey Nault, Vice President, General Counsel and Secretary at (312) 489-5846 or Mark Spurbeck, Vice President, Finance at (312) 489-5863.

Coeur Mining, Inc. | 104 S. Michigan Ave., Suite 900 | Chicago, Illinois 60603 | t: 312-489-5843 | f: 312-489-5897 | www.coeur.com

Very truly yours,

/s/ PETER C. MITCHELL
Peter C. Mitchell
Senior Vice President and Chief Financial Officer

cc:	Mitchell J. Krebs, President and Chief Executive Officer
Casey M. Nault, Vice President, General Counsel and Secretary
Mark Spurbeck, Vice President, Finance
Andrew L. Fabens, Gibson, Dunn & Crutcher LLP

Coeur Mining, Inc. | 104 S. Michigan Ave., Suite 900 | Chicago, Illinois 60603 | t: 312-489-5843 | f: 312-489-5897 | www.coeur.com